UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2019

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQT CORPORATION

EQT Plaza

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the

Plan and the address of principal executive office)

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of EQT Corporation Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of EQT Corporation Employee Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1985

Pittsburgh, Pennsylvania

June 18, 2020

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2019	2018
Investments, at fair value	$230,622,561	$218,175,862

Notes receivable from participants	684,226	1,116,470

Net assets available for benefits	$231,306,787	$219,292,332

See accompanying notes to financial statements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31,
2019
Additions:
Investment income:
Interest and dividends	$3,851,923
Net appreciation in fair value of investments	42,644,343
Total investment income	46,496,266

Other income (Note 1)	46,322

Interest on notes receivable from participants	52,485

Contributions:
Employer	8,882,324
Participant	8,775,552
Rollovers	220,143
Total contributions	17,878,019

Total additions	64,473,092

Deductions:
Benefits paid to participants	52,317,404
Administrative expenses	141,233
Total deductions	52,458,637
Net increase in net assets available for benefits	12,014,455

Net assets available for benefits:
At beginning of year	219,292,332
At end of year	$231,306,787

See accompanying notes to financial statements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

1. Description of Plan

The following description of the EQT Corporation Employee Savings Plan, as amended and restated effective January 1, 2015, including amendments through December 31, 2019 (as amended, the Plan), provides only general information. Participants should refer to the Plan document and the summary plan description for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing and savings plan with 401(k) salary reduction and employee stock ownership plan features. The Plan was originally adopted on September 1, 1985, by a predecessor of EQT Corporation (EQT) and certain subsidiaries (collectively, together with EQT, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Benefits Administration Committee (BAC), a named fiduciary of the Plan responsible for matters other than those that are investment-related. The BAC has discretionary power and authority to construe, interpret and administer the Plan and may adopt rules and regulations for administering the Plan. The Benefits Investment Committee (BIC) is the named fiduciary responsible for carrying out the investment-related provisions of the Plan.

Full-time and certain part-time employees of the Company are eligible to participate in the Plan on their first day of employment.

On November 12, 2018, the Company completed the spinoff of its midstream business (the Midstream Business), which was comprised of the separately operated natural gas gathering, transmission and storage, and water services businesses, from its upstream business, which is comprised of the natural gas, oil and natural gas liquids development, production and sales and commercial operations, through the transfer of the Midstream Business from the Company to Equitrans Midstream Corporation (Equitrans Midstream) and the distribution of 80.1% of the outstanding shares of Equitrans Midstream common stock (Equitrans common stock) to EQT’s shareholders (the Separation). EQT’s shareholders of record as of the close of business on November 1, 2018 (the Record Date) received 0.80 shares of Equitrans common stock for every one share of EQT common stock (EQT common stock) held as of the close of business on the Record Date.

In connection with the Separation, Equitrans Midstream established the Equitrans Midstream Corporation Employee Savings Plan (Equitrans Midstream Plan) for employees of Equitrans Midstream, effective November 12, 2018. The Plan assets attributable to the accounts of all Plan participants who were employees of the Company prior to the Separation and who were assigned and transferred to Equitrans Midstream in connection with the Separation were transferred to the Equitrans Midstream Plan, and such individuals ceased to be participants in the Plan.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

The Plan’s investment options include shares of EQT common stock. Upon the closing of the Separation on November 12, 2018, Equitrans Midstream shares distributed in the Separation in respect of shares of EQT common stock held through the Plan were transferred to participants’ accounts under the Plan and deposited in a share fund for Equitrans Midstream shares (the Equitrans Midstream Stock Fund) under the Plan. Participants in the Plan were prohibited from increasing their holdings in the Equitrans Midstream Stock Fund (except with respect to any dividend reinvestment) and could elect to liquidate their holdings in the Equitrans Midstream Stock Fund and invest those monies in any other investment funds offered under the Plan. The Equitrans Midstream Stock Fund was a temporary investment option under the Plan and was liquidated on May 10, 2019, with any funds remaining in the Equitrans Midstream Stock Fund at the liquidation date being credited to participant accounts in the Plan’s default fund (Fidelity Institutional Asset Management Blend Target Date Commingled Pool Class Q, based on the applicable participant’s birth date and the assumption that retirement of the applicable participant will be at age 65).

Contributions

All participants may elect to contribute to the Plan on a pretax basis an amount equal to between 1% and 50% of eligible compensation, subject to Internal Revenue Code (IRC) limitations. These contributions are referred to as contract contributions. Prior to 2010, the Plan also allowed after-tax contributions.

All participants who are eligible to make contract contributions under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional “catch-up” contributions for the Plan year.

Each pay period, participants are eligible to receive a Company matching contribution equal to $0.50 per every $1.00 of contract contributions, subject to a maximum Company matching contribution of the lesser of the amount permitted by the IRC and 3% of eligible compensation.

The Plan includes a “true-up” feature for all contributing participants employed by the Company on the second regular pay date during December of each Plan year. The “true-up” feature ensures that the participant receives the maximum Company matching contribution for the Plan year, regardless of the timing of the contract contributions. As a result, if the participant makes contract contributions that qualify for matching contributions that are not received on a per-pay period basis, the Company makes an additional matching contribution in December. For the year ended December 31, 2019, the aggregate amount of this “true-up” contribution was $74,617.

Participants may also receive a retirement contribution, which is determined on an annual basis at the discretion of the Company. During 2019 and 2018, the amount of the retirement contribution was 6% of eligible compensation, subject to limitations imposed by the IRC.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

Each participant directs the investment of contract, “catch-up” and pre-2010 after-tax contributions (together, elective contributions) under Plan provisions intended to comply with ERISA Section 404(c). Each participant directs his or her elective contributions into various investment options offered by the Plan and (subject to any applicable blackouts under the Plan) may change his or her investment options on a daily basis. If a participant refuses or fails to make an investment election, his or her elective contributions are invested in a qualified default investment alternative designated by the BIC under the Plan until the participant makes his or her investment election. Currently, this investment is made into the age-appropriate Fidelity Institutional Asset Management Target Date Commingled Pool Fund Class Q (FIAM Funds), a diversified portfolio based on the participant’s date of birth. The Company’s retirement and matching contributions are allocated among investment options in the same manner as the participant’s elective contributions are allocated and are completed under Plan provisions intended to comply with ERISA Section 404(c).

A portion of the Plan is also an Employee Stock Ownership Plan (ESOP), which operates as an account within the Plan that holds shares that participants have directed to be invested in the EQT Corporation Common Stock Fund (Employer Stock Fund). Participants may elect to receive dividends from the ESOP in cash or by payment to their Plan accounts for reinvestment in the Employer Stock Fund.

Rollover Contributions

Participants are permitted to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Participant Accounts

Each participant’s account is credited with the participant’s elective and rollover contributions, the Company’s matching and retirement contributions and Plan earnings based on investment selection, and charged with an allocation of administrative expenses not paid by the Company. Investment-related administrative expenses are allocated to participant accounts based on investment selection and account balances. Other administrative expenses not paid by the Company are allocated to participants on a per capita or per transaction basis. Each participant is entitled to the benefit provided from the participant’s vested account.

Vesting

Participants are 100% vested in the value of elective contributions and rollover contributions made to the Plan.

If employment of a participant is terminated from the Company for any reason other than involuntary termination without cause, retirement on or after age 65, death or total and permanent disability, the participant is entitled to receive the vested value of any Company contributions (matching and retirement).

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

Matching and retirement contributions for participants hired subsequent to July 10, 2019 vest in accordance with the following schedule:

Years of Continuous	Vested
Service Completed	Interest
Less than one year	0%
One year but less than two years	33%
Two years but less than three years	67%
Three years or more	100%

Forfeitures of the non-vested portion of participant accounts are used to reduce future Company contributions (matching and retirement) and to pay Plan administrative expenses. Certain forfeitures may be restored if the participant is re-employed before accruing five consecutive break-in-service years, as defined in the Plan. For the year ended December 31, 2019, forfeited non-vested accounts reduced Company contributions by $225,245. At December 31, 2019 and 2018, the forfeited credit balances were $74,617 and $16, respectively.

Upon involuntary termination without cause, retirement on or after age 65, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any Company contributions (matching and retirement), regardless of years of continuous service completed.

In the event of a change of control, as defined in the Plan, all Company contributions (matching and retirement) become 100% vested immediately. Effective July 10, 2019, due to the fact that a change of control event (as defined in Section 15.2(e) of the Plan) occurred by reason of certain continuing directors (as defined in the Plan) ceasing to constitute a majority of the Company’s board of directors, all affected participants became fully vested in all Company matching and retirement contributions (and related earnings) allocated to their accounts.

Payments of Benefits to Participants

Upon separation from service with the Company due to death, disability, retirement or termination of employment, a participant whose vested account balance exceeds $1,000 may elect to receive a lump-sum distribution, a direct rollover or installment payments. Installment payments can be based on a fixed-dollar amount for each installment payment. In addition, a participant may elect an installment payment based on a fixed period. Under the fixed-period calculation option, the account balance will be depleted over the fixed number of years specified, not to exceed 20 years. As soon as administratively possible after one of the preceding distribution events, a participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his or her vested account balance.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

In-service withdrawals are available in certain limited circumstances, as set forth in the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as set forth in the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Notes Receivable from Participants

A participant may borrow from his or her account up to a maximum amount equal to the lesser of $50,000 or 50% of the participant’s vested eligible account balance. Loan terms may not exceed five years or, for the purchase of a primary residence, 30 years. The $50,000 limit, when applied, is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not apply for a second loan if a loan is outstanding. The loans bear interest equal to 1% above the “prime rate” (as posted to the “Federal Reserve Website” on the last business day of the prior month) at the time the loan is approved. This rate remains the same for the entire period of the loan. Principal and interest are paid ratably through payroll deductions. If the loan is not repaid within 30 days of termination of employment, the unpaid loan balance will automatically be treated as a distribution to the participant.

Administrative Expenses and Other Income

Administrative expenses associated with the Plan may be paid out of Plan assets or by the Company. The expenses paid out of Plan assets are included in the administrative expenses line item in the accompanying statement of changes in net assets available for benefits. Investment management fees are paid by Plan participants based on participation in the various funds. In 2019, the funds’ operating expense ratios ranged from 0.01% to 0.85% based on the funds’ prospectuses, including an assumed/actual recordkeeping offset of 0.00% to 0.10%. Fund operating expenses are deducted from fund investment returns.

In 2019, fees for recordkeeping services and other general administration activities related to operating the Plan (Plan Administration Fees) were charged at a fixed annual amount of $65 per participant, payable on a quarterly basis. In addition, a separate annual fee of 0.05%, payable quarterly, is assessed on the Employer Stock Fund and, prior to its liquidation on May 10, 2019, the Equitrans Midstream Stock Fund and paid by Plan participants with a balance in the Employer Stock Fund and/or the Equitrans Midstream Stock Fund account on the last business day of each quarter. Negotiated fee offsets (revenue sharing arrangements) between the Plan’s recordkeeper (Fidelity) and certain professionally managed funds offered by the Plan are applied to and reduce the Plan Administration Fees. If the fee offsets for a quarter exceed the Plan Administration Fees for the quarter, a credit is applied, which may be allocated to participant accounts. For the year ended December 31, 2019, the Plan received $46,322 in revenue credits, which have been recorded gross in the other income line item in the accompanying statement of changes in net assets available for benefits.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investments

The Plan’s investments are reported at fair value in the statements of net assets available for benefits. See Note 3 for additional information regarding the fair value of the Plan’s investments.

The Employer Stock Fund consists of EQT common stock. The Plan held 401,200 and 385,980 shares of EQT common stock as of December 31, 2019 and 2018, respectively.

The Equitrans Midstream Stock Fund consisted of Equitrans Midstream common stock. The Plan held 288,065 shares of Equitrans Midstream common stock as of December 31, 2018. The Equitrans Midstream Stock Fund was liquidated on May 10, 2019.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the dividend payment date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related loan fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution pursuant to the terms of the Plan and applicable tax law, the notes receivable balance is reduced and a benefit payment is recorded.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. The Plan adopted this ASU in 2019 and no material impact on the financial statements or related disclosure notes was noted.

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13), which adds, modifies and eliminates certain disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and early adoption is permitted only for modified and eliminated disclosures. The Plan is currently evaluating what the impact of adopting ASU 2018-13 will have on its financial statements and related disclosures.

3. Fair Value Measurement

The Plan has an established process for determining fair value for its financial instruments, which consist of a money market fund, mutual funds, common stock and common/collective trusts. The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3. Fair Value Measurement (Continued)

If the asset or liability has a specified (contractual) term, the Level 2 input used is observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of assets and liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation techniques and inputs used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common stock: Valued at the closing price on the last trading date of the Plan year, reported on the active market on which the individual securities are traded.

Money market fund: Valued at quoted market prices in an exchange and on an active market that represents the net asset value (NAV) of shares held by the Plan at year-end.

Mutual funds: Valued at quoted market prices in an exchange and on an active market that represents the NAV of shares held by the Plan at year-end.

Common/Collective Funds - The units of the Fidelity Managed Income Portfolio II Fund (FMIP II Fund) and FIAM Funds are valued at fair value using the NAV as determined by the issuer based on current fair values of the underlying assets of the fund. The Plan’s investment is based on the Plan’s proportionate ownership of the underlying investments’ fair value. The investment objective of these funds is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. In regards to the FMIP II Fund, participant-directed redemptions can be made on any business day but must be held in a noncompeting investment option for 90 days before subsequent transfers to a competing fund can occur; however, withdrawals directed by the Plan must be preceded by 12 months’ written notice to the Plan’s trustee. The Plan has no unfunded commitments relating to the common/collective funds at December 31, 2019 and 2018.

The preceding methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Further, although the plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3. Fair Value Measurement (Continued)

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

	Assets at Fair Value
	as of December 31, 2019
	Level 1	Total
Money market fund	$2,599,371	$2,599,371
Mutual funds	95,592,308	95,592,308
Employer stock fund	4,374,425	4,374,425

Total investment assets in the fair value hierarchy	102,566,104	102,566,104

Investments measured at NAV (a) - common collective funds	-	128,056,457

Total investment assets at fair value	$102,566,104	$230,622,561

	Assets at Fair Value
	as of December 31, 2018
	Level 1	Total
Money market fund	$1,166,026	$1,166,026
Mutual funds	92,016,816	92,016,816
Employer stock fund	7,292,347	7,292,347
Equitrans Midstream Stock Fund	5,767,520	5,767,520

Total investment assets in the fair value hierarchy	106,242,709	106,242,709

Investments measured at NAV (a) - common collective funds	-	111,933,153

Total investment assets at fair value	$106,242,709	$218,175,862

(a)	In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC. In the event of termination of the Plan, the interests of all affected participants will become fully vested.

5. Risks and Uncertainties

The Plan invests in various investment securities, including shares of EQT common stock, that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the values of participants’ account balances under the Plan and the amounts reported in the statements of net assets available for benefits.

6. Related-Party and Party-in-Interest Transactions

Certain Plan investments are shares of a money market fund, mutual funds and common/collective trusts managed by Fidelity Management Trust Company or an affiliate thereof (Fidelity). Fidelity is the trustee and recordkeeper of the Plan and, therefore, these transactions may qualify as party-in-interest transactions under ERISA. Transactions with respect to notes receivable from participants and the Employer Stock Fund also qualify as party-in-interest and related-party transactions due to the relationships between the participants, on the one hand, and the Company and the Plan, on the other hand.

The Plan held 401,200 and 385,980 shares of EQT common stock as of December 31, 2019 and 2018, respectively, with fair value of $4,374,425 and $7,292,347, respectively. During the year ended December 31, 2019, the Plan recorded investment loss of approximately $3,732,158 related to its investment in the EQT common stock.

7. Income Tax Status

The Plan received a determination letter from the IRS dated July 25, 2016, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust was exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with its express terms and provisions, as set forth therein and as dictated by the IRC, in order to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

7. Income Tax Status (Continued)

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has determined that, as of December 31, 2019 and 2018, no uncertain tax positions existed or were expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Subsequent Events

Subsequent events are defined as events or transactions that occur after the statement of net assets available for benefits date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through the date of the financial statement issuance and determined that there have been no events that have occurred that would require adjustments to our disclosures in the financial statements except for the matter described in the following paragraph.

The coronavirus (COVID-19) pandemic has affected, and could materially and adversely affect, the Plan, its operations, and its performance. The outbreak of COVID-19, and subsequent government-imposed quarantines, have significantly impacted economic activity and markets around the world, which has adversely affected the performance of the Plan’s investments. Additionally, on March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was signed into law, which provides plan, plan sponsor and participant relief. Management of the Plan has adopted a provision under the CARES Act that waives required minimum distributions. Management of the Plan is unable to accurately predict how the coronavirus will ultimately affect the Plan’s performance because the severity, magnitude and duration of the pandemic are uncertain.

SUPPLEMENTARY FINANCIAL INFORMATION

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

EIN: 25-0464690

PLAN NO.: 202

SCHEDULE H, LINE 4I, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2019

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issue	Description of Investment	Cost	Value
*	FIAM Target Date 2040 Commingled Pool Class Q	Common/collective trust	N/A	$20,952,029
*	FIAM Target Date 2050 Commingled Pool Class Q	Common/collective trust	N/A	20,279,368
*	FIAM Target Date 2045 Commingled Pool Class Q	Common/collective trust	N/A	17,940,526
	MFS Massachusetts Investors Growth Stock R6 Fund	Mutual fund	N/A	15,815,132
*	FIAM Target Date 2035 Commingled Pool Class Q	Common/collective trust	N/A	14,586,399
*	FIAM Target Date 2030 Commingled Pool Class Q	Common/collective trust	N/A	14,205,743
*	FIAM Target Date 2025 Commingled Pool Class Q	Common/collective trust	N/A	14,109,673
*	Fidelity 500 Index Fund Institutional Class	Mutual fund	N/A	11,484,780
	AF Washington Mutual Investors Fund R6	Mutual fund	N/A	10,752,834
*	FIAM Target Date 2055 Commingled Pool Class Q	Common/collective trust	N/A	9,011,997
	Invesco Oppenheimer Developing Markets Fund R6	Mutual fund	N/A	7,497,036
*	Fidelity Contrafund Class K6	Mutual fund	N/A	7,434,855
*	FIAM Target Date 2020 Commingled Pool Class Q	Common/collective trust	N/A	7,252,945
*	Fidelity Diversified International Fund Class K6	Mutual fund	N/A	6,568,410
*	Fidelity Total Market Index Fund Investor Class	Mutual fund	N/A	5,835,096
	Dodge & Cox Income Fund	Mutual fund	N/A	5,747,762
	T. Rowe Price Diversified Mid Cap Growth Fund	Mutual fund	N/A	5,439,963
*	Fidelity Managed Income Portfolio II Fund	Common/collective trust	N/A	4,970,397
*	Fidelity Balanced Fund Class K	Mutual fund	N/A	4,950,424
	American Beacon Small-Cap Value Fund R6	Mutual fund	N/A	4,425,083
*	Employer stock fund	EQT securities - common stock	N/A	4,374,425
	American Beacon Mid-Cap Value Fund	Mutual fund	N/A	3,113,399
	T. Rowe Price QM US Small Cap Growth Equity Fund	Mutual fund	N/A	2,768,734
*	Fidelity Treasury Only Money Market Fund	Money market	N/A	2,599,371
*	FIAM Target Date 2015 Commingled Pool Class Q	Common/collective trust	N/A	1,694,537
	Neuberger Berman High Income Bond R6 Fund	Mutual fund	N/A	1,628,048
*	FIAM Target Date 2060 Commingled Pool Class Q	Common/collective trust	N/A	1,291,561
*	Fidelity US Bond Index Premium	Mutual fund	N/A	1,065,981
*	Fidelity Global ex US Index Premium Fund	Mutual fund	N/A	1,064,771
*	FIAM Target Date 2005 Commingled Pool Class Q	Common/collective trust	N/A	716,027
*	FIAM Target Date Income Commingled Pool Class Q	Common/collective trust	N/A	589,170
*	FIAM Target Date 2010 Commingled Pool Class Q	Common/collective trust	N/A	456,085
*	Notes receivable from participants	Participant loans - 4.25% to 7.75% **	-	684,226

				$231,306,787

*	Party-in-interest to the Plan.
**	Maturities extend through year 2049.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQT CORPORATION
EMPLOYEE SAVINGS PLAN
(Name of Plan)

By	/s/ Melissa E. Lauteri
Melissa E. Lauteri
Plan Manager, and Member, Benefits Administration Committee

June 18, 2020

INDEX TO EXHIBIT

Exhibit No.	Description	Sequential Page No.
23	Consent of Independent Registered Public Accounting Firm	1